NEWS RELEASE

Birch Mountain Provides Corporate Update

CALGARY, April 02, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) is pleased to provide a corporate update.

Birch Mountain has received regulatory approval to construct the South Haul Road to connect the Muskeg Valley Quarry with the planned East Athabasca Highway (the "Highway"). The survey work is complete and quotes for tree removal are being evaluated. Clearing will begin shortly and major construction work will commence when proposed agreements are in place with the developers of the Highway.

On March 30, 2007 the Company completed a $15,500,000 senior secured credit facility with Brookfield Bridge Lending Fund Inc. to provide financing for the continued development and construction of the South Haul Road, mineral permits acquired in December 2006 and for general corporate purposes. The Company plans to repay the facility via funds from corporate revenues and agreements with the developers of the Highway.

The Company reached an amicable agreement for an off-quarry use of limestone belonging to Birch Mountain. Both parties were satisfied that there would be no impairment of future business relations.

The 2006 investment in the development of the Muskeg Valley Quarry has provided the Company with an annual production capacity of up to 9 million tonnes of processed aggregates with the potential for an additional 2 million tonnes of material that does not require processing. This annual production capacity enables the quarry to operate efficiently within the seasonal constraints of the aggregates business in northeastern Alberta.

Recent Government of Alberta publications predict a continuing high pace of construction in the oil sands region. This provides confidence that the projections for aggregates sales, for the year 2007 and beyond, contained in the 2006 Technical Report are realistic. In the last four months of 2006, the Alberta Energy and Utilities Board issued approvals for three multi-billion dollar oil sands projects located within 25 kilometres of our quarry.

Investor Presentation

The Company will be hosting a one hour analysts' conference call at 11:00AM Eastern, 9:00AM Mountain for one hour on Tuesday April 3, 2007. A copy of the slides will be available on the Company's website at www.birchmountain.com on Tuesday morning, in advance of the presentation.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Derrick Kershaw, Senior Vice President, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com, or Steve Chizzik, Equity Communications Tel 908.688.9111

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.